Exhibit 99.1

IceCure’s ProSense Featured in Poster Presentation at

Radiological Society of North America’s 2022 Annual Meeting

●	Dr. Kenneth Tomkovich Presents: “To Freeze Or Not To Freeze? That Is The Question: Cryoablation For The Treatment Of Breast Cancer”

●	Increasing interest among breast and interventional radiologists in performing breast tumor cryoablation

CAESAREA, Israel, November 30, 2022 -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced that ProSense is featured in a poster presentation titled “To Freeze Or Not To Freeze? That Is The Question: Cryoablation For The Treatment Of Breast Cancer” at RSNA 2022, the Radiological Society of North America’s (“RSNA”) 108th Scientific Assembly and Annual Meeting which takes place from November 27th to December 1st, 2022 in Chicago. RSNA is the largest radiology society in the world with over 48,000 members in the United States, representing 31 radiologic sub-specialties sharing state-of-the-art radiological innovations. The poster is authored and presented by Kenneth Tomkovich, MD, Co-Primary investigator for IceCure’s ICE3 clinical trial, and Diagnostic and Interventional Radiologist with Princeton Radiology, CentraState Medical Center, and Penn Princeton Medical Center in Princeton, New Jersey.

This marks the third year that IceCure’s ICE3 clinical trial data are presented at RSNA. Last year, Dr. Tomkovich presented interim data from the ICE3 clinical trial at RSNA 2021 with his presentation titled “Primary Treatment of Low Risk Breast Cancers Using Image-Guided Cryoablation: A 6 Year Update of the ICE3 Trial” which was selected to be featured in a daily bulletin by RSNA. See featured bulletin here: LINK

ICE3 is the largest controlled, multicenter clinical trial ever performed in the U.S. for liquid nitrogen-based cryoablation of small, low-risk, early-stage malignant breast tumors. Interim analysis submitted as part of IceCure’s filing a De Novo classification request with the FDA for marketing authorization of ProSense with Breakthrough Indication for early-stage, low-risk breast cancer patients at high risk to surgery, shows to date, there have been six cases of ipsilateral breast tumor recurrence (“IBTR”) out of 194 patients, or 3.09%. Final ICE3 5-year follow-up data is expected in the first half of 2024. The Company was recently assigned a CPT Category III Code from the Centers for Medicare & Medicaid Services (“CMS”) for the Company’s ProSense breast cancer cryoablation procedures, which is priced for coverage by the CMS at approximately $3,400 for the facility fee alone.

About IceCure Medical Ltd.

IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the U.S. Food and Drug Administration and approved in Europe with the CE Mark.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses that: ProSense will be featured in a forthcoming presentation at the RSNA 2022 annual meeting; and ICE3 5-year follow-up data is expected in the first half of 2024. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities Exchange Commission (the “SEC”) on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Ronen Tsimerman

email: ronent@icecure-medical.com